Mail Stop 6010

December 28, 2006

Mr. Gordon Laschinger, President
Northern Ethanol, Inc.
193 King Street East
Toronto, Ontario, MSA 1J5, Canada

>   **Re: Northern Ethanol, Inc.**
>   **Item 4.02 Form 8-K**
>   **Filed December 7, 2006**
>   **File No. 000-51564**

Dear Mr. Laschinger:

We have reviewed your filing and have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone number listed at the end of this letter.

Item 4.02

1. Please amend your filing and explain to us why you have concluded that the unaudited interim financial statements included in your Form 10-QSB filed on November 21, 2006 cannot be relied upon. It is not clear to us that there is an error in the unaudited interim financial statements that would lead you to conclude the financial statements should no longer be relied upon.

As appropriate, please amend your filing and respond to this comment within five business days or tell us when you will respond. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

If you have any questions, please call me at (202) 551-3665.

Sincerely,

J. Todd Sherman
Staff Accountant